As filed with the Securities and Exchange Commission on July 11, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Prudential Public Limited Company

Laurence Pountney Hill, London EC4R 0HH, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

The following is hereby incorporated by reference, in its entirety, in Prudential Public Limited Company’ s registration statement on Form F-3 (file number 333-117208):

PRUDENTIAL TO ACQUIRE PHOENIX LIFE & PENSIONS LIMITED’S ANNUITIES BOOK

Prudential and Resolution Life Group announced on June 24, 2005 that they have reached agreement for Prudential to acquire the portfolio of in-force pension annuities written in the with-profits fund of Resolution Life’s subsidiary, Phoenix Life & Pensions Limited (PLP).  The book covers approximately 52,500 policies (weighted average age 73 with no deferred annuities) with assets of approximately £1.5 billion.

Under the terms of the agreement, Prudential will initially provide reassurance to PLP which will continue to pay the annuitants, with Prudential reimbursing the annuity payments to PLP. In due course, the intention is for the PLP book to transfer to Prudential under a Part VII scheme, at which point Prudential will take over direct responsibility for the payment of all annuitants. This transaction will not affect the terms of the annuity payments made to PLP’s customers.

Mark Wood, Chief Executive, Prudential UK & Europe, said: “Prudential is a market leader in annuities paying almost one million people each month.  As a result of this transaction, PLP’s annuitants will benefit from Prudential’s vast experience in this market.”

The capital required for this transaction will not alter the capital requirement for Prudential UK over the planning period of 2005 – 2007.

Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has £187bn in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”,  “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prudential Public Limited Company

By: /s/ John Foley

Name:	John Foley

Title:	Managing Director, Prudential Finance

Date: July 11, 2005